03016857

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Salomon Brothers Mortgage Securities VII, Inc.
Exact Name of Registrant as Specified in Charter

0000809877
Registrant CIK Number

Form 8-K, March 14, 2003, Series 2003-NBC1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~333-83816~~ 33- 11429
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 14, 2003

SALOMON BROTHERS MORTGAGE
SECURITIES VII, INC.

By: ____________________
Name: MATTHEW R. BOLLO
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Preliminary Term Sheet *March 14, 2003*

Salomon Brothers Mortgage Securities VII, Inc.
Mortgage Loan Trust, Series 2003-NBC1
$383,087,000 (Approximate Total Offered Size)
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance (1)	WAL (Yrs)(6)	Pymt Window (Mths)	Interest Rate Type	Tranche Type	Expected Ratings S&P/Fitch
OFFERED CERTIFICATES						
Class AV-1	$145,500,000	0.82	1 – 29	Variable Rate(2)	Senior/Group I	AAA/AAA
Class AV-2	$55,149,000	0.82	1 – 29	Variable Rate(3)	Senior/Group II	AAA/AAA
Class AV-3	$74,842,000	0.82	1 – 29	Variable Rate(4)	Senior/Group III	AAA/AAA
Class AV-4	$107,596,000	0.82	1 – 29	Variable Rate(5)	Senior/Group IV	AAA/AAA
NON-OFFERED CERTIFICATES						
Class BV-1	$18,397,000	3.37	1 – 300	Variable Rate	Subordinate	AA/AA
Class BV-2	$9,740,000	3.37	1 – 299	Variable Rate	Subordinate	A/A
Class BV-3	$7,359,000	3.37	1 – 297	Variable Rate	Subordinate	BBB/BBB
Class BV-4	$5,194,000	3.37	1 – 293	Variable Rate	Subordinate	BB/BB
Class BV-5	$4,112,000	3.37	1 – 291	Variable Rate	Subordinate	B/B
Class BV-6	$4,978,803	3.37	1 – 293	Variable Rate	Subordinate	NR/NR

(1) Certificate sizes are subject to change
(2) The Class AV-1 Certificates will bear interest at a variable-rate (the "Pass-Through Rate") equal to the weighted average of the Expense Adjusted Net Mortgage Rates (as defined herein) of the Group I Mortgage Loans.
(3) The Class AV-2 Certificates will bear interest at a variable-rate (the "Pass-Through Rate") equal to the weighted average of the Expense Adjusted Net Mortgage Rates (as defined herein) of the Group II Mortgage Loans.
(4) The Class AV-3 Certificates will bear interest at a variable-rate (the "Pass-Through Rate") equal to the weighted average of the Expense Adjusted Net Mortgage Rates (as defined herein) of the Group III Mortgage Loans.
(5) The Class AV-4 Certificates will bear interest at a variable-rate (the "Pass-Through Rate") equal to the weighted average of the Expense Adjusted Net Mortgage Rates (as defined herein) of the Group IV Mortgage Loans.
(6) Assumes constant prepayment speed of 60% CPR

For Further Information:

Mortgage Finance
Joel Katz (212) 723-6508
Chris Galloway (212) 723-6662
Ian Wesson (212) 723-6334

MBS Trading
James De Mare (212) 723-6217
Matthew Cherwin (212) 723-6217

Salomon Brothers Mortgage Securities VII, Inc. Mortgage Loan Trust, Series 2003-NBC1

	Class AV-1	Class AV-2	Class AV-3	Class AV-4
Approx. Principal Amt.	$145,500,000	$55,149,000	$74,842,000	$107,596,000
Net Wtd. Avg. Coupon	5.62%	6.42%	6.02%	5.34%
Collateral	Adjustable rate mortgages with next interest rate adjustment date in months 0-18 and annually thereafter	Adjustable rate mortgages with next interest rate adjustment date in months 19-36 and annually thereafter	Adjustable rate mortgages with next interest rate adjustment date in months 37-72 and annually thereafter	Adjustable rate mortgages with next interest rate adjustment date in months 73 or later and annually thereafter
Weighted Avg. Next Rate Adjustment Date	October 2003	April 2005	July 2007	February 2012
Expected Ratings (S&P/Fitch)	AAA/AAA	AAA/AAA	AAA/AAA	AAA/AAA
Credit Enhancement	11.50%	11.50%	11.50%	11.50%
Payment Frequency	Monthly	Monthly	Monthly	Monthly
Payment Date(1)	25th	25th	25th	25th
Delay Days	24 days	24 days	24 days	24 days
Day Count	30/360	30/360	30/360	30/360
ERISA Eligible	Yes	Yes	Yes	Yes
SMMEA Eligible	Yes	Yes	Yes	Yes

(1) Or the next business day if such a day is not a business day.

Preliminary Summary of Terms

Seller and Servicer:	National Bank of Commerce ("NBC")
Depositor:	Salomon Brothers Mortgage Securities VII, Inc.
Lead Underwriter:	Salomon Smith Barney, Inc.
Co-Underwriter:	NBC Capital Markets, Inc.
Trustee:	Wells Fargo Bank, N.A.
Rating Agencies:	S&P and Fitch
Custodian	Wachovia Bank, N.A.
Cut-off Date:	March 1, 2003
Pricing Date:	On or about March 17, 2003
Closing Date:	On or about March 25, 2003
Distribution Dates:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing on April 25, 2003.
Certificates	The "***Certificates***" will consist of the Class AV-1, Class AV-2, Class AV-3, Class AV-4, Class BV-1, Class BV-2, Class BV-3, Class BV-4, Class BV-5, and Class BV-6 Certificates.
Offered Certificates:	The "***Offered Certificates***" will consist of the Class AV-1, Class AV-2, Class AV-3, and Class AV-4 Certificates. Generally, the Class AV-1 Certificates will receive principal and interest from the Group I Mortgage Loans, the Class AV-2 Certificates will receive principal and interest from the Group II Mortgage Loans, the Class AV-3 Certificates will receive principal and interest from the Group III Mortgage Loans, and the Class AV-4 Certificates will receive principal and interest from the Group IV Mortgage Loans.
Subordinate Certificates Not Offered:	NBC will initially retain the Class BV-1, Class BV-2, Class BV-3, Class BV-4, Class BV-5, and Class BV-6 Certificates, which are collectively referred to as the ***"Subordinate Certificates"***.
Registration:	The Offered Certificates will be made available in book-entry form through DTC or upon request through Clearstream, Luxembourg and Euroclear.
ERISA Eligible:	The Offered Certificates are expected to be ERISA Eligible.
SMMEA Eligible:	The Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Federal Tax Treatment:	It is anticipated that the Certificates will represent ownership of REMIC regular interests for tax purposes.

Preliminary Summary of Terms

Pricing Prepayment Speed: 60% CPR

Delay Days: 24 days on the Offered Certificates

Day Count: 30/360 on the Offered Certificates

Accrued Interest: The amount paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (24 days).

Interest Accrual Period: The interest accrual period (the "Accrual Period") with respect to the Offered Certificates for any Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Expense Adjusted Net Mortgage Rate: The "**Expense Adjusted Net Mortgage Rate** " of each mortgage loan and for each group is equal to (i) the weighted average of the loan rates of the Mortgage Loans in such group less (ii) the sum of (a) the servicing fee rate and (b) the trustee fee rate.

Servicing Fee: The Servicing Fee on the mortgage loans is 37.5 bps.

Trustee Fee: The Trustee Fee on the mortgage loans is 0.475 bps.

Advances: The Servicer is required to make advances to cover delinquent payments of principal and interest through liquidation. Servicer advances are NOT a form of credit enhancement.

Compensating Interest: The Servicer is required to remit 30 days of interest on all loans paid in full or partial prepayments, to the extent of its servicing fee.

Clean-up Call: The terms of the transaction allow for retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-up Call Date***").

Credit Enhancement: Senior/subordinate, shifting interest structure. The following are the senior enhancement levels:

S&P/Fitch	Credit Enhancement
AAA/AAA	11.50%

Subordination: Credit enhancement for the Offered Certificates will consist of the subordination of the Class BV-1, Class BV-2, Class BV-3, Class BV-4, Class BV-5 and Class BV-6 Certificates (total subordination initially 11.50%).

Preliminary Summary of Terms

Shifting Interest:

Until the Distribution Date occurring in April 2013 the Subordinate Certificates will be locked out from receipt of prepayments on the mortgage loans (unless the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to such date as described below). After such time, and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from each loan group. The prepayment percentages on the Subordinate Certificates, per loan group, are as follows:

April 2003 – March 2013	0% *pro rata* Share
April 2013 – March 2014	30% *pro rata* Share
April 2014 – March 2015	40% *pro rata* Share
April 2015 – March 2016	60% *pro rata* Share
April 2016 – March 2017	80% *pro rata* Share
April 2017 – and after	100% *pro rata* Share

Notwithstanding the foregoing, if after 3 years the credit enhancement percentage provided by the Subordinate Certificates doubles, prepayments will be paid *pro rata* between the Offered and Subordinate Certificates (subject to performance triggers).

Allocation of Realized Losses:

Any realized losses from a loan group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective principal balance has been reduced to zero; *second*, (i) any realized losses on the Group I Mortgage Loans, after the principal balance of the Subordinate Certificates have been reduced to zero, will be allocated to the Class AV-1 Certificates in reduction of its principal balance, and (ii) any realized losses on the Group II Mortgage Loans, after the principal balance of the Subordinate Certificates have been reduced to zero, will be allocated to the Class AV-2 Certificates in reduction of its principal balance, and (iii) any realized losses on the Group III Mortgage Loans, after the principal balance of the Subordinate Certificates have been reduced to zero, will be allocated to the Class AV-3 Certificates in reduction of its principal balance, and (iv) any realized losses on the Group IV Mortgage Loans, after the principal balance of the Subordinate Certificates have been reduced to zero, will be allocated to the Class AV-4 Certificates in reduction of its principal balance.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated to all classes of Certificates on a *pro rata* basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Offered Certificates generally from the related loan group, accrued and unpaid interest at the related Ce rtificate Interest Rate.
2) (a) Class AV-1 Certificates, principal from the related loan group allocable to such class*.
   (b) Class AV-2 Certificates, principal from the related loan group allocable to such class*.
   (c) Class AV-3 Certificates, principal fromthe related loan group allocable to such class*.
   (d) Class AV-4 Certificates, principal from the related loan group allocable to such class*.
3) Subordinate Certificates, accrued and unpaid interest at the respective Certificate Interest Rates and the respective shares of principal allocable to such Classes.

* Under certain loss scenarios (as described in the prospectus supplement) principal from one loan group may be used to pay the Offered Certificates related to another loan group.

Preliminary Summary of Terms

Statistical Information: The information set forth herein with respect to the Mortgage Loans is expected to be representative of the characteristics of the Mortgage Loans that will be included in the trust on the Closing Date. It is not expected that the initial principal balance of any class of Certificates (as shown on the first page) will increase or decrease by more than 5% by the Closing Date. As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $432,867,903 (the "Mortgage Loans").

Mortgage Loans: The transaction will be collateralized by 2,976 first-lien adjustable rate mortgage loans secured by one-to-four family residential properties. 91.11% of the mortgage loans are indexed to the One Year Treasury, 8.74% of the mortgage loans are indexed to the FHLB Monthly Median Cost of Funds Index and, 0.15% of the mortgage loans are indexed to a variety of other indices. The Mortgage Loans have been sourced through NBC Mortgage Division's retail and wholesale production channels, as well as bank acquisitions, and were originated or acquired for NBC's portfolio. 80.21% of the loans within this securitization were originated by NBC, while 19.79% were acquired through acquisitions of other banks.

Underwriting Standards: The mortgage loans originated for the NBC's portfolio are generally underwritten to FNMA credit standards (DTI ratio, credit quality, appraisal methodology, mortgage document forms), but (i) permit higher LTV (up to 100%) without PMI, and (ii) may not require verification of employment, income or assets, as more fully described below.

Mortgage Loan Types: There are 3 primary types of mortgage loans comprising 99.87% of the securitization pool originated by NBC, which are described below.

Private Bank Loans - Comprising approximately 21.49% of the pool, these borrowers are (or expected to become) high net worth bank clients ($1 million minimum) using at least 5 bank services. The documentation is usually reduced, with assets only generally verified.

Duke PDC Loans - Comprising approximately 28.38% of the pool, these borrowers are generally physicians employed by Duke University Medical Center's Private Diagnostic Center and these loans are originated in an NBC branch on the premises of Duke University Medical Center. Employment, assets and income are verified. Reduced income documentation is permitted, with a minimum of a current pay stub and prior year W2.

In-House Loans - Comprising approximately 50.00% of the pool, these borrowers are generally prime credit bank customers and the loans are primarily originated by NBC Mortgage employees located in 36 NBC Bank branches and 3 mortgage offices. 98.32% of these mortgage loans are full documentation and 1.67% are reduced documentation.

Group I Mortgage Loans: The aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date was approximately $164,406,481, which consists of adjustable rate Mortgage Loans that will have their next interest rate adjustment date within 18 months following the closing date.

Group II Mortgage Loans: The aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date was approximately $62,315,902, which consists of adjustable rate Mortgage Loans that will have their next interest rate adjustment date between months 19 and 36 following the closing date.

Group III Mortgage Loans: The aggregate principal balance of the Group III Mortgage Loans as of the Cut-off Date was approximately $84,567,677, which consists of adjustable rate Mortgage Loans that will have their next interest rate adjustment date between months 37 and 72 following the closing date.

Group IV Mortgage Loans: The aggregate principal balance of the Group IV Mortgage Loans as of the Cut-off Date was approximately $121,577,843, which consists of adjustable rate Mortgage Loans that will have their next interest rate adjustment date more than 72 months following the closing date.

Preliminary Summary of Terms

Seller/ Servicer:

Seller is a national bank which had total consolidated assets of approximately $20 billion as of December 31, 2002.

At December 31, 2002, Seller's single family mortgage loan production totaled approximately $2.1 billion, of which approximately $1.6 billion was originated through its retail mortgage branches and $535 million through its broker and correspondent channel.

Seller currently services nearly 25,000 loans, with a principal balance of approximately $2 billion, on behalf of NBC Bank, FNMA, FHLMC, and other private investors in its servicing center in Durham, North Carolina.

Class A-4 to Call

YIELD SENSITIVITY TABLE*

Prepayment Speeds

Price	30% CPR	40% CPR	50% CPR	**60% CPR**	70% CPR	80% CPR	90% CPR
101.00	4.70	4.40	4.06	**3.67**	3.19	2.54	1.50
101.25	4.57	4.22	3.81	**3.36**	2.79	2.02	0.80
101.50	4.44	4.04	3.57	**3.05**	2.39	1.51	0.10
101.75	4.32	3.87	3.33	**2.74**	2.00	1.00	-0.59
102.00	4.19	3.69	3.09	**2.43**	1.60	0.49	-1.28
102.25	4.07	3.51	2.85	**2.12**	1.21	-0.01	-1.96
102.50	3.94	3.33	2.62	**1.82**	0.83	-0.51	-2.64
WAL	2.14	1.47	1.07	**0.82**	0.64	0.49	0.35
Window	1 – 73	1 – 52	1 – 39	**1 – 29**	1 – 22	1 – 17	1 – 12
Exp. Final Mat.	April 2009	July 2007	June 2006	**August 2005**	January 2005	August 2004	March 2004

Class A-4 to Maturity

YIELD SENSITIVITY TABLE*

Prepayment Speeds

Price	30% CPR	40% CPR	50% CPR	**60% CPR**	70% CPR	80% CPR	90% CPR
101.00	4.71	4.45	4.07	**3.67**	3.19	2.54	1.50
101.25	4.59	4.28	3.83	**3.36**	2.79	2.02	0.80
101.50	4.47	4.11	3.59	**3.05**	2.39	1.51	0.10
101.75	4.35	3.94	3.35	**2.74**	2.00	1.00	-0.59
102.00	4.24	3.77	3.12	**2.43**	1.60	0.49	-1.28
102.25	4.12	3.60	2.88	**2.12**	1.21	-0.01	-1.96
102.50	4.00	3.43	2.65	**1.82**	0.83	-0.51	-2.64
WAL	2.34	1.57	1.08	**0.82**	0.64	0.49	0.35
Window	1 - 329	1 - 329	1 - 314	**1 - 29**	1 - 22	1 - 17	1 - 12
Exp. Final Mat.	August 2030	August 2030	May 2029	**August 2005**	January 2005	August 2004	March 2004

Mortgage Loan Statistics of Total Pool

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of March 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	2,976	
Aggregate Current Principal Balance:	$432,867,903	
Current Principal Balance:	$145,453	$10,001 - $1,786,464
Original Principal Balance:	$157,721	$14,400 - $1,793,000
1st Lien:	100%	
Gross Coupon:	6.11%	2.87% - 10.50%
Remaining Term (months):	309	11 – 360
Seasoning (months):	34	0 – 276
Adjustable Rate Loan Margin:	2.80%	0.00% - 5.38%
Lifetime Maximum Interest Rate:	11.64%	5.49% - 24.75%
Lifetime Minimum Interest Rate:	3.24%	0.72% - 10.50%
Next Interest Rate Change Date:	2/2007	4/2003 - 3/2013
Amortized LTV*:	77.94%	0.27% - 100.00%
Borrower FICO:	718	462 - 833

* The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan. In the case where no sales price or appraisal was provided, an Automated Valuation Model ("AVM") was used to establish a value. With respect to 0.19% of the Mortgage Loans AVM's were used to determine values of the related mortgaged properties.

Mortgage Loan Statistics of Group I Mortgage Loans

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of March 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	1,856	
Aggregate Current Principal Balance:	$164,406,481	
Current Principal Balance:	$88,581	$10,001 - $1,234,474
Original Principal Balance:	$105,022	$14,400 - $1,280,000
1st Lien:	100%	
Gross Coupon:	6.00%	2.87% - 10.50%
Remaining Term (months):	273	11 - 359
Seasoning (months):	67	1 - 276
Adjustable Rate Loan Margin:	2.82%	0.00% - 4.50%
Lifetime Maximum Interest Rate:	12.20%	5.49% - 23.50%
Lifetime Minimum Interest Rate:	3.74%	0.72% - 10.50%
Next Interest Rate Change Date:	10/2003	4/2003 - 9/2004
Amortized LTV*:	69.25%	0.27% - 99.87%
Borrower FICO:	707	462 - 833

* The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan. In the case where no sales price or appraisal was provided, an Automated Valuation Model ("AVM") was used to establish a value. With respect to 0.34% of the Group I Mortgage Loans AVM's were used to determine values of the related mortgaged properties.

Group I Collateral

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	67	$1,458,343.37	0.75%
25,000.01 - 50,000.00	383	14,284,333.10	7.33
50,000.01 - 75,000.00	396	24,907,274.33	12.78
75,000.01 - 100,000.00	317	27,869,765.49	14.30
100,000.01 - 125,000.00	179	20,350,760.00	10.44
125,000.01 - 175,000.00	252	37,136,623.00	19.05
175,000.01 - 200,000.00	64	12,151,550.00	6.23
200,000.01 - 225,000.00	43	9,056,640.00	4.65
225,000.01 - 250,000.00	49	11,759,100.00	6.03
250,000.01 - 275,000.00	26	6,849,600.00	3.51
275,000.01 - 299,999.99	15	4,293,450.00	2.20
300,000.00 - 322,700.00	21	6,432,000.00	3.30
322,700.01 - 350,000.00	18	6,133,650.00	3.15
350,000.01 - 375,000.00	11	4,031,650.00	2.07
375,000.01 - 400,000.00	4	1,553,000.00	0.80
400,000.01 - 425,000.00	1	425,000.00	0.22
425,000.01 - 450,000.00	2	890,000.00	0.46
450,000.01 - 475,000.00	1	455,000.00	0.23
475,000.01 - 500,000.00	1	500,000.00	0.26
500,000.01 - 525,000.00	1	515,000.00	0.26
525,000.01 - 550,000.00	1	539,500.00	0.28
575,000.01 -1,000,000.00	3	2,048,700.00	1.05
1,250,000.01 -1,300,000.00	1	1,280,000.00	0.66
Total:	**1,856**	**$194,920,939.29**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	346	$5,748,616.35	3.50%
25,000.01 - 50,000.00	349	12,964,550.93	7.89
50,000.01 - 75,000.00	341	21,214,262.57	12.90
75,000.01 - 100,000.00	240	20,721,741.56	12.60
100,000.01 - 125,000.00	173	19,310,230.55	11.75
125,000.01 - 175,000.00	183	26,689,851.52	16.23
175,000.01 - 200,000.00	64	11,986,329.18	7.29
200,000.01 - 225,000.00	36	7,648,392.25	4.65
225,000.01 - 250,000.00	33	7,797,391.33	4.74
250,000.01 - 275,000.00	22	5,807,426.86	3.53
275,000.01 - 299,999.99	21	6,007,428.26	3.65
300,000.00 - 322,700.00	14	4,364,568.25	2.65
322,700.01 - 350,000.00	17	5,698,327.97	3.47
350,000.01 - 375,000.00	6	2,181,584.69	1.33
375,000.01 - 400,000.00	1	381,439.75	0.23
400,000.01 - 425,000.00	2	833,499.16	0.51
425,000.01 - 450,000.00	1	434,579.27	0.26
475,000.01 - 500,000.00	3	1,478,296.01	0.90
500,000.01 - 525,000.00	1	516,228.62	0.31
575,000.01 -1,000,000.00	2	1,387,262.82	0.84
1,200,000.01 -1,250,000.00	1	1,234,473.59	0.75
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2.500 - 2.999	1	$17,432.79	0.01%
3.000 - 3.499	2	44,167.18	0.03
3.500 - 3.999	3	72,454.33	0.04
4.000 - 4.499	78	8,532,079.70	5.19
4.500 - 4.999	267	24,081,338.24	14.65
5.000 - 5.499	371	33,275,271.43	20.24
5.500 - 5.999	227	20,828,133.44	12.67
6.000 - 6.499	117	14,076,278.03	8.56
6.500 - 6.999	319	25,320,128.70	15.40
7.000 - 7.499	190	18,124,625.84	11.02
7.500 - 7.999	156	12,752,297.62	7.76
8.000 - 8.499	51	2,459,758.29	1.50
8.500 - 8.999	51	3,431,085.01	2.09
9.000 - 9.499	10	814,190.38	0.50
9.500 - 9.999	7	378,721.09	0.23
10.000 - 10.499	5	155,868.89	0.09
10.500 - 10.999	1	42,650.53	0.03
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 060	122	$2,471,091.21	1.50%
061 - 096	171	4,626,583.88	2.81
097 - 132	152	6,332,195.94	3.85
133 - 168	151	7,360,650.60	4.48
169 - 204	145	8,076,069.42	4.91
205 - 240	93	7,081,792.09	4.31
241 - 276	218	18,341,392.73	11.16
277 - 312	357	42,893,402.22	26.09
313 - 348	424	63,265,662.06	38.48
349 - 360	23	3,957,641.34	2.41
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	9	$1,532,207.32	0.93%
007 - 012	15	2,521,676.52	1.53
013 - 018	11	2,141,523.60	1.30
019 - 024	44	6,382,751.96	3.88
025 - 030	40	5,264,057.21	3.20
031 - 036	128	16,031,904.71	9.75
037 - 042	129	16,904,152.12	10.28
043 - 048	180	26,380,217.05	16.05
049 - 054	122	15,473,232.91	9.41
055 - 060	48	4,988,533.22	3.03
061+	1,130	66,786,224.87	40.62
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Amortized Loan-to-Value Ratios of Mortgage Loans

Amortized LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	2	$36,677.23	0.02%
0.01 - 25.00	148	$4,473,967.48	2.72
25.01 - 30.00	62	$1,647,861.21	1.00
30.01 - 35.00	81	$2,890,733.32	1.76
35.01 - 40.00	70	$3,138,610.52	1.91
40.01 - 45.00	104	$5,508,867.45	3.35
45.01 - 50.00	93	$5,957,514.14	3.62
50.01 - 55.00	105	$6,960,489.58	4.23
55.01 - 60.00	139	$12,295,347.38	7.48
60.01 - 65.00	158	$12,336,679.25	7.50
65.01 - 70.00	165	$15,858,708.81	9.65
70.01 - 75.00	194	$22,426,937.89	13.64
75.01 - 80.00	204	$26,375,259.24	16.04
80.01 - 85.00	102	$12,939,330.23	7.87
85.01 - 90.00	124	$15,166,585.86	9.23
90.01 - 95.00	77	$11,958,413.87	7.27
95.01 - 100.00	28	$4,434,498.03	2.70
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	43	$3,376,847.44	2.05%
Primary	1,757	156,482,315.93	95.18
Second Home	56	4,547,318.12	2.77
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Fam Detached	22	$1,476,483.82	0.90%
Condo	75	5,449,111.89	3.31
PUD Detached	191	30,317,220.73	18.44
SF Detached	1,568	127,163,665.05	77.35
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Construction to Permanent	67	$9,067,315.42	5.52%
Home Improvement	2	116,568.54	0.07
Purchase	1,240	99,443,775.78	60.49
Refi - Cash Out	328	31,762,233.42	19.32
Refi - Rate/Term	219	24,016,588.33	14.61
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Doc	1,773	$148,103,602.09	90.08%
Stated	46	8,044,801.44	4.89
Alternate/Reduced	37	8,258,077.96	5.02
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 Yr T-Bill weekly avg	1,394	$133,607,397.06	81.27%
1 Yr T-Bill, prior months avg	13	268,508.69	0.16
FHLBB Monthly Median COF	444	30,375,979.35	18.48
National Contract Rate	4	108,983.97	0.07
WSJ Prime	1	45,612.42	0.03
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Delaware	1	$14,628.28	0.01%
Florida	2	41,842.12	0.03
Georgia	18	1,297,156.68	0.79
Missouri	1	88,139.00	0.05
North Carolina	1,021	97,746,432.68	59.45
South Carolina	802	63,897,009.32	38.87
Tennessee	4	245,714.44	0.15
Virginia	6	1,019,198.47	0.62
Not Available	1	56,360.50	0.03
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Margins of Mortgage Loans

Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.000	6	$239,773.50	0.15%
0.001 - 0.999	1	17,432.79	0.01
1.000 - 1.499	2	44,167.18	0.03
1.500 - 1.999	1	45,022.88	0.03
2.000 - 2.499	19	1,635,874.81	1.00
2.500 - 2.999	1,352	116,955,668.15	71.14
3.000 - 3.499	449	43,740,792.62	26.61
3.500 - 3.999	23	1,336,074.67	0.81
4.000 - 4.499	2	381,201.70	0.23
4.500 - 4.999	1	10,473.19	0.01
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates (3 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
APR-2003-JUN-2003	419	$33,170,008.45	20.18%
JUL-2003-SEP-2003	435	36,439,994.63	22.16
OCT-2003-DEC-2003	443	36,616,690.29	22.27
JAN-2004-MAR-2004	414	35,272,075.66	21.45
APR-2004-JUN-2004	60	10,615,139.11	6.46
JUL-2004-SEP-2004	85	12,292,573.35	7.48
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Maximum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.000 - 5.499	1	$54,320.37	0.03%
6.000 - 6.499	1	108,850.23	0.07
7.500 - 7.999	4	369,685.56	0.22
8.500 - 8.999	2	174,816.06	0.11
9.000 - 9.499	7	637,526.59	0.39
9.500 - 9.999	60	3,638,280.28	2.21
10.000 - 10.499	43	2,936,783.91	1.79
10.500 - 10.999	350	31,713,204.04	19.29
11.000 - 11.499	181	20,755,910.47	12.62
11.500 - 11.999	182	16,278,179.55	9.90
12.000 - 12.499	148	13,009,150.72	7.91
12.500 - 12.999	228	22,114,680.84	13.45
13.000 - 13.499	210	23,046,841.13	14.02
13.500 - 13.999	172	14,418,142.92	8.77
14.000 - 14.499	107	7,358,918.11	4.48
14.500 - 14.999	68	4,272,812.58	2.60
15.000 - 15.499	25	947,906.26	0.58
15.500 - 15.999	22	708,234.03	0.43
16.000 - 16.499	22	638,317.01	0.39
16.500 - 16.999	6	167,917.91	0.10
17.000 - 17.499	4	149,038.21	0.09
17.500 - 17.999	5	155,712.63	0.09
18.000 - 18.499	6	393,978.43	0.24
19.000+	2	357,273.65	0.22
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
<= 0.499	5	$197,122.97	0.12%
0.500 - 0.999	1	17,432.79	0.01
1.000 - 1.499	2	44,167.18	0.03
2.000 - 2.499	18	1,625,460.85	0.99
2.500 - 2.999	900	92,192,137.52	56.08
3.000 - 3.499	334	33,800,188.98	20.56
3.500 - 3.999	14	296,583.39	0.18
4.000 - 4.499	8	191,318.56	0.12
4.500 - 4.999	12	442,387.34	0.27
5.000 - 5.499	22	748,257.27	0.46
5.500 - 5.999	40	1,651,489.47	1.00
6.000 - 6.499	23	1,511,900.86	0.92
6.500 - 6.999	213	16,101,269.58	9.79
7.000 - 7.499	69	5,461,435.79	3.32
7.500 - 7.999	103	6,476,600.71	3.94
8.000 - 8.499	38	1,332,319.21	0.81
8.500 - 8.999	36	1,349,035.32	0.82
9.000 - 9.499	7	486,114.25	0.30
9.500 - 9.999	5	282,740.03	0.17
10.000 - 10.499	5	155,868.89	0.09
10.500 - 10.999	1	42,650.53	0.03
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.00	10	$322,940.40	0.20%
1.00	565	38,153,213.86	23.21
1.50	5	156,631.56	0.10
2.00	1,275	125,755,548.12	76.49
5.25	1	18,147.55	0.01
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.00	10	$322,940.40	0.20%
1.00	565	38,153,213.86	23.21
1.50	5	156,631.56	0.10
2.00	1,275	125,755,548.12	76.49
5.25	1	18,147.55	0.01
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	71	$4,243,121.59	2.58%
< 500	9	558,259.96	0.34
500 - 525	18	1,407,638.93	0.86
526 - 550	39	3,282,978.75	2.00
551 - 575	41	3,862,947.27	2.35
576 - 600	42	4,039,389.04	2.46
601 - 625	84	7,539,282.15	4.59
626 - 650	111	10,508,448.12	6.39
651 - 675	184	18,727,557.03	11.39
676 - 700	173	17,134,081.88	10.42
701 - 725	219	19,794,497.37	12.04
726 - 750	230	21,657,025.85	13.17
751 - 775	252	23,104,624.49	14.05
776 - 800	304	23,765,241.66	14.46
801 - 825	78	4,719,570.91	2.87
826+	1	61,816.49	0.04
Total:	**1,856**	**$164,406,481.49**	**100.00%**

Mortgage Loan Statistics of Group II Mortgage Loans

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of March 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	411	
Aggregate Current Principal Balance:	$62,315,902	
Current Principal Balance:	$151,620	$15,594 - $1,454,821
Original Principal Balance:	$156,666	$22,000 - $1,459,200
1st Lien:	100%	
Gross Coupon:	6.80%	4.25% - 9.63%
Remaining Term (months):	328	72 - 360
Seasoning (months):	23	0 - 101
Adjustable Rate Loan Margin:	2.88%	2.25% - 5.38%
Lifetime Maximum Interest Rate:	12.41%	9.00% - 24.75%
Lifetime Minimum Interest Rate:	3.10%	2.25% - 9.50%
Next Interest Rate Change Date:	4/2005	10/2004 - 3/2006
Amortized LTV*:	79.82%	9.33% - 99.99%
Borrower FICO:	700	493 - 821

*The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan. In the case where no sales price or appraisal was provided, an Automated Valuation Model ("AVM") was used to establish a value. With respect to 0.45% of the Group II Mortgage Loans AVM's were used to determine values of the related mortgaged properties.

Group II Collateral

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	1	$22,000.00	0.03%
25,000.01 - 50,000.00	18	770,700.00	1.20
50,000.01 - 75,000.00	59	3,678,825.00	5.71
75,000.01 - 100,000.00	58	5,150,930.00	8.00
100,000.01 - 125,000.00	72	8,122,266.00	12.61
125,000.01 - 175,000.00	93	13,751,274.92	21.36
175,000.01 - 200,000.00	23	4,340,280.00	6.74
200,000.01 - 225,000.00	19	4,068,800.00	6.32
225,000.01 - 250,000.00	14	3,339,050.00	5.19
250,000.01 - 275,000.00	10	2,672,365.00	4.15
275,000.01 - 299,999.99	5	1,437,350.00	2.23
300,000.00 - 322,700.00	7	2,165,550.00	3.36
322,700.01 - 350,000.00	10	3,412,709.00	5.30
350,000.01 - 375,000.00	3	1,085,000.00	1.69
375,000.01 - 400,000.00	3	1,182,500.00	1.84
400,000.01 - 425,000.00	4	1,670,600.00	2.59
425,000.01 - 450,000.00	2	868,000.00	1.35
500,000.01 - 525,000.00	1	525,000.00	0.82
525,000.01 - 550,000.00	2	1,095,000.00	1.70
550,000.01 - 575,000.00	1	572,000.00	0.89
575,000.01 -1,000,000.00	5	3,000,150.00	4.66
1,400,000.01+	1	1,459,200.00	2.27
Total:	**411**	**$64,389,549.92**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	4	$81,834.55	0.13%
25,000.01 - 50,000.00	21	902,070.97	1.45
50,000.01 - 75,000.00	56	3,465,031.34	5.56
75,000.01 - 100,000.00	66	5,805,370.90	9.32
100,000.01 - 125,000.00	69	7,753,838.14	12.44
125,000.01 - 175,000.00	88	12,779,616.37	20.51
175,000.01 - 200,000.00	23	4,302,767.48	6.90
200,000.01 - 225,000.00	20	4,238,343.84	6.80
225,000.01 - 250,000.00	13	3,080,665.87	4.94
250,000.01 - 275,000.00	9	2,381,482.65	3.82
275,000.01 - 299,999.99	7	2,020,593.72	3.24
300,000.00 - 322,700.00	6	1,874,285.99	3.01
322,700.01 - 350,000.00	8	2,673,001.44	4.29
350,000.01 - 375,000.00	2	719,653.86	1.15
375,000.01 - 400,000.00	3	1,165,425.08	1.87
400,000.01 - 425,000.00	4	1,657,660.69	2.66
425,000.01 - 450,000.00	2	861,771.65	1.38
475,000.01 - 500,000.00	1	497,866.47	0.80
525,000.01 - 550,000.00	2	1,078,440.55	1.73
550,000.01 - 575,000.00	3	1,707,931.59	2.74
575,000.01 -1,000,000.00	3	1,813,428.61	2.91
1,400,000.01+	1	1,454,820.26	2.33
Total:	**411**	**$62,315,902.02**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.000 - 4.499	1	$105,853.96	0.17%
4.500 - 4.999	3	1,247,328.27	2.00
5.000 - 5.499	7	1,468,485.24	2.36
5.500 - 5.999	47	6,856,685.21	11.00
6.000 - 6.499	72	13,962,225.26	22.41
6.500 - 6.999	117	17,005,309.76	27.29
7.000 - 7.499	62	7,890,550.46	12.66
7.500 - 7.999	46	6,383,841.58	10.24
8.000 - 8.499	32	4,540,897.53	7.29
8.500 - 8.999	11	1,159,471.55	1.86
9.000 - 9.499	10	1,129,030.08	1.81
9.500 - 9.999	3	566,223.12	0.91
Total:	**411**	**$62,315,902.02**	**100.00%**

This information is furnished to you solely by Salomon Smith Barney and not by the issuer of the securities or any of its affiliates. The information contained herein has been prepared on the basis of information provided by the issuer or one or more of its affiliates to assist interested parties in making a preliminary analysis of the proposed transaction and does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the proposed transaction. We have not verified any of the information contained herein and assume no responsibility for the accuracy or completeness thereof. Salomon Smith Barney is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
061 - 096	2	$225,678.52	0.36%
133 - 168	17	1,449,428.42	2.33
169 - 204	11	937,062.86	1.50
205 - 240	3	390,570.31	0.63
241 - 276	8	916,861.17	1.47
277 - 312	8	1,989,517.22	3.19
313 - 348	240	35,811,660.99	57.47
349 - 360	122	20,595,122.53	33.05
Total:	**411**	**$62,315,902.02**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	80	$12,863,407.01	20.64%
007 - 012	59	9,835,525.97	15.78
013 - 018	48	8,808,471.31	14.14
019 - 024	6	988,239.39	1.59
025 - 030	17	2,837,415.05	4.55
031 - 036	50	6,668,031.16	10.70
037 - 042	135	17,454,770.28	28.01
043 - 048	3	412,262.80	0.66
049 - 054	6	1,820,944.25	2.92
055 - 060	1	50,476.53	0.08
061+	6	576,358.27	0.92
Total:	**411**	**$62,315,902.02**	**100.00%**

Amortized Loan-to-Value Ratios of Mortgage Loans

Amortized LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	6	$360,099.94	0.58%
25.01 - 30.00	2	192,502.71	0.31
30.01 - 35.00	3	224,095.05	0.36
35.01 - 40.00	4	308,318.61	0.49
40.01 - 45.00	6	741,737.88	1.19
45.01 - 50.00	9	831,880.90	1.33
50.01 - 55.00	3	311,761.98	0.50
55.01 - 60.00	18	2,727,222.10	4.38
60.01 - 65.00	14	1,829,510.73	2.94
65.01 - 70.00	19	2,565,914.45	4.12
70.01 - 75.00	47	8,427,688.82	13.52
75.01 - 80.00	121	18,218,533.70	29.24
80.01 - 85.00	20	2,666,371.80	4.28
85.01 - 90.00	41	6,424,716.45	10.31
90.01 - 95.00	40	5,953,710.30	9.55
95.01 - 100.00	58	10,531,836.60	16.90
Total:	**411**	**$62,315,902.02**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	23	$2,045,862.93	3.28%
Primary	377	58,165,151.63	93.34
Second Home	11	2,104,887.46	3.38
Total:	**411**	**$62,315,902.02**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Condo	21	$2,479,108.43	3.98%
PUD Detached	82	15,362,888.80	24.65
SF Detached	308	44,473,904.79	71.37
Total:	**411**	**$62,315,902.02**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Construction to Permanent	10	$1,770,740.34	2.84%
Purchase	244	35,480,717.30	56.94
Refi - Cash Out	68	9,256,606.41	14.85
Refi - Rate/Term	89	15,807,837.97	25.37
Total:	**411**	**$62,315,902.02**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Doc	329	$44,749,312.79	71.81%
Stated	62	13,818,271.59	22.17
Alternate/Reduced	20	3,748,317.64	6.02
Total:	**411**	**$62,315,902.02**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 Yr T-Bill weekly avg	399	$61,122,674.77	98.09%
FHLBB Monthly Median COF	12	1,193,227.25	1.91
Total:	**411**	**$62,315,902.02**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Georgia	5	$884,262.26	1.42%
New York	1	57,821.76	0.09
North Carolina	322	52,374,444.44	84.05
South Carolina	79	8,326,629.03	13.36
Tennessee	3	581,062.67	0.93
Virginia	1	91,681.86	0.15
Total:	**411**	**$62,315,902.02**	**100.00%**

Margins of Mortgage Loans

Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2.000 - 2.499	1	$130,555.35	0.21%
2.500 - 2.999	197	32,707,337.94	52.49
3.000 - 3.499	207	29,102,633.60	46.70
3.500 - 3.999	5	275,764.93	0.44
5.000 - 5.499	1	99,610.20	0.16
Total:	**411**	**$62,315,902.02**	**100.00%**

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates (3 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
OCT-2004-DEC-2004	149	$20,161,922.89	32.35%
JAN-2005-MAR-2005	59	9,094,127.51	14.59
APR-2005-JUN-2005	61	9,627,916.80	15.45
JUL-2005-SEP-2005	47	6,610,640.12	10.61
OCT-2005-DEC-2005	51	8,867,986.72	14.23
JAN-2006-MAR-2006	44	7,953,307.98	12.76
Total:	**411**	**$62,315,902.02**	**100.00%**

Maximum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
9.000 - 9.499	2	$150,781.24	0.24%
9.500 - 9.999	4	429,000.46	0.69
10.000 - 10.499	1	105,853.96	0.17
10.500 - 10.999	11	1,982,568.08	3.18
11.000 - 11.499	18	4,205,831.01	6.75
11.500 - 11.999	126	17,227,762.86	27.65
12.000 - 12.499	93	15,257,112.34	24.48
12.500 - 12.999	63	10,814,473.81	17.35
13.000 - 13.499	43	6,245,706.57	10.02
13.500 - 13.999	8	917,568.32	1.47
14.000 - 14.499	20	2,388,987.47	3.83
14.500 - 14.999	9	935,418.77	1.50
15.000 - 15.499	7	612,701.17	0.98
15.500 - 15.999	2	516,965.74	0.83
19.000+	4	525,170.22	0.84
Total:	**411**	**$62,315,902.02**	**100.00%**

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2.000 - 2.499	1	$130,555.35	0.21%
2.500 - 2.999	186	31,747,688.53	50.95
3.000 - 3.499	189	26,544,161.32	42.60
5.000 - 5.499	1	99,610.20	0.16
5.500 - 5.999	1	57,587.46	0.09
6.000 - 6.499	2	1,165,786.30	1.87
6.500 - 6.999	24	1,986,753.48	3.19
7.000 - 7.499	2	126,825.37	0.20
7.500 - 7.999	2	292,269.42	0.47
8.500 - 8.999	2	115,407.21	0.19
9.500 - 9.999	1	49,257.38	0.08
Total:	**411**	**$62,315,902.02**	**100.00%**

This information is furnished to you solely by Salomon Smith Barney and not by the issuer of the securities or any of its affiliates. The information contained herein has been prepared on the basis of information provided by the issuer or one or more of its affiliates to assist interested parties in making a preliminary analysis of the proposed transaction and does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the proposed transaction. We have not verified any of the information contained herein and assume no responsibility for the accuracy or completeness thereof. Salomon Smith Barney is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.00	13	$1,251,049.01	2.01%
2.00	398	61,064,853.01	97.99
Total:	**411**	**$62,315,902.02**	**100.00%**

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.00	13	$1,251,049.01	2.01%
2.00	398	61,064,853.01	97.99
Total:	**411**	**$62,315,902.02**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	10	$1,509,535.97	2.42%
< 500	2	160,443.96	0.26
500 - 525	6	606,236.67	0.97
526 - 550	11	1,185,344.34	1.90
551 - 575	8	798,423.95	1.28
576 - 600	11	2,953,070.12	4.74
601 - 625	26	4,061,725.77	6.52
626 - 650	29	4,883,686.09	7.84
651 - 675	40	6,721,512.28	10.79
676 - 700	39	5,949,478.29	9.55
701 - 725	43	6,415,481.15	10.30
726 - 750	62	9,681,515.24	15.54
751 - 775	62	8,475,535.22	13.60
776 - 800	54	8,144,385.68	13.07
801 - 825	8	769,527.29	1.23
Total:	**411**	**$62,315,902.02**	**100.00%**

Mortgage Loan Statistics of Group III Mortgage Loans

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of March 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	352	
Aggregate Current Principal Balance:	$84,567,677	
Current Principal Balance:	$240,249	$21,863 - $1,196,484
Original Principal Balance:	$247,014	$33,000 - $1,200,000
1st Lien:	100%	
Gross Coupon:	6.40%	4.12% - 8.75%
Remaining Term (months):	337	111 - 360
Seasoning (months):	17	0 - 142
Adjustable Rate Loan Margin:	2.76%	0.00% - 3.50%
Lifetime Maximum Interest Rate:	11.33%	9.12% - 14.15%
Lifetime Minimum Interest Rate:	2.93%	2.25% - 8.25%
Next Interest Rate Change Date:	7/2007	4/2006 - 3/2009
Amortized LTV*:	84.53%	6.96% - 100.00%
Borrower FICO:	726	530 - 821

* The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan. In the case where no sales price or appraisal was provided, an Automated Valuation Model ("AVM") was used to establish a value. AVM's were not used to provide values for the related properties of any of the Group III Mortgage Loans.

Group III Collateral

Original Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
25,000.01 - 50,000.00	8	$340,800.00	0.39%
50,000.01 - 75,000.00	22	1,394,350.00	1.60
75,000.01 - 100,000.00	21	1,842,710.00	2.12
100,000.01 - 125,000.00	23	2,624,010.00	3.02
125,000.01 - 175,000.00	74	10,928,778.76	12.57
175,000.01 - 200,000.00	29	5,400,545.00	6.21
200,000.01 - 225,000.00	32	6,851,900.00	7.88
225,000.01 - 250,000.00	24	5,723,510.98	6.58
250,000.01 - 275,000.00	16	4,226,500.00	4.86
275,000.01 - 299,999.99	12	3,384,450.00	3.89
300,000.00 - 322,700.00	13	4,018,000.00	4.62
322,700.01 - 350,000.00	14	4,705,280.00	5.41
350,000.01 - 375,000.00	8	2,896,181.00	3.33
375,000.01 - 400,000.00	9	3,524,600.00	4.05
425,000.01 - 450,000.00	10	4,414,450.00	5.08
450,000.01 - 475,000.00	5	2,340,000.00	2.69
475,000.01 - 500,000.00	7	3,405,500.00	3.92
500,000.01 - 525,000.00	2	1,026,900.00	1.18
525,000.01 - 550,000.00	2	1,090,000.00	1.25
550,000.01 - 575,000.00	1	556,000.00	0.64
575,000.01 -1,000,000.00	17	12,766,350.00	14.68
1,000,000.01 -1,100,000.00	1	1,088,000.00	1.25
1,150,000.01 -1,200,000.00	2	2,400,000.00	2.76
Total:	**352**	**$86,948,815.74**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	1	$21,863.67	0.03%
25,000.01 - 50,000.00	12	465,552.67	0.55
50,000.01 - 75,000.00	21	1,328,887.48	1.57
75,000.01 - 100,000.00	22	1,871,396.60	2.21
100,000.01 - 125,000.00	22	2,490,195.28	2.94
125,000.01 - 175,000.00	74	10,875,895.71	12.86
175,000.01 - 200,000.00	29	5,364,457.36	6.34
200,000.01 - 225,000.00	30	6,351,598.34	7.51
225,000.01 - 250,000.00	25	5,907,142.03	6.99
250,000.01 - 275,000.00	19	5,041,024.05	5.96
275,000.01 - 299,999.99	12	3,474,791.32	4.11
300,000.00 - 322,700.00	9	2,823,575.35	3.34
322,700.01 - 350,000.00	16	5,356,296.67	6.33
350,000.01 - 375,000.00	6	2,174,073.51	2.57
375,000.01 - 400,000.00	9	3,512,582.65	4.15
400,000.01 - 425,000.00	5	2,091,056.90	2.47
425,000.01 - 450,000.00	7	3,070,495.45	3.63
450,000.01 - 475,000.00	6	2,786,642.08	3.30
475,000.01 - 500,000.00	3	1,465,487.46	1.73
500,000.01 - 525,000.00	1	515,187.18	0.61
525,000.01 - 550,000.00	3	1,621,381.22	1.92
575,000.01 -1,000,000.00	17	12,496,976.33	14.78
1,000,000.01 -1,100,000.00	1	1,078,046.92	1.27
1,150,000.01 -1,200,000.00	2	2,383,070.31	2.82
Total:	**352**	**$84,567,676.54**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.000 - 4.499	5	$1,107,091.56	1.31%
4.500 - 4.999	22	7,232,580.01	8.55
5.000 - 5.499	15	4,436,334.46	5.25
5.500 - 5.999	27	7,486,755.66	8.85
6.000 - 6.499	56	13,396,192.56	15.84
6.500 - 6.999	109	30,199,356.65	35.71
7.000 - 7.499	60	13,368,872.37	15.81
7.500 - 7.999	42	5,966,941.63	7.06
8.000 - 8.499	10	932,170.65	1.10
8.500 - 8.999	6	441,380.99	0.52
Total:	**352**	**$84,567,676.54**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
097 - 132	8	$495,878.21	0.59%
133 - 168	1	593,938.26	0.70
169 - 204	11	1,559,261.94	1.84
205 - 240	4	434,269.38	0.51
241 - 276	2	142,361.38	0.17
277 - 312	49	9,362,965.34	11.07
313 - 348	136	36,078,403.18	42.66
349 - 360	141	35,900,598.85	42.45
Total:	**352**	**$84,567,676.54**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	95	$25,884,503.67	30.61%
007 - 012	61	14,250,771.77	16.85
013 - 018	76	20,931,005.55	24.75
019 - 024	47	11,141,294.10	13.17
037 - 042	3	1,836,215.87	2.17
043 - 048	14	2,537,016.28	3.00
049 - 054	24	3,397,935.89	4.02
055 - 060	22	3,558,266.50	4.21
061+	10	1,030,666.91	1.22
Total:	**352**	**$84,567,676.54**	**100.00%**

Amortized Loan-to-Value Ratios of Mortgage Loans

Amortized LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	1	$370,024.79	0.44%
0.01 - 25.00	4	363,522.55	0.43
25.01 - 30.00	2	320,472.86	0.38
30.01 - 35.00	3	332,175.32	0.39
35.01 - 40.00	5	1,416,782.91	1.68
40.01 - 45.00	3	585,409.12	0.69
45.01 - 50.00	6	2,026,617.38	2.40
50.01 - 55.00	8	1,230,077.20	1.45
55.01 - 60.00	9	1,498,323.87	1.77
60.01 - 65.00	15	3,219,266.58	3.81
65.01 - 70.00	17	5,321,817.54	6.29
70.01 - 75.00	20	4,516,062.97	5.34
75.01 - 80.00	32	7,855,657.93	9.29
80.01 - 85.00	26	7,316,292.41	8.65
85.01 - 90.00	30	6,721,047.32	7.95
90.01 - 95.00	30	6,912,714.39	8.17
95.01 - 100.00	141	34,561,411.40	40.87
Total:	**352**	**$84,567,676.54**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	18	$2,599,046.23	3.07%
Primary	312	75,914,554.06	89.77
Second Home	22	6,054,076.25	7.16
Total:	**352**	**$84,567,676.54**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Fam Detached	1	$100,864.09	0.12%
Condo	22	2,662,990.49	3.15
PUD Detached	88	25,316,448.43	29.94
SF Detached	241	56,487,373.53	66.80
Total:	**352**	**$84,567,676.54**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Construction loan converted to permanent	11	$6,928,895.71	8.19%
Purchase	182	35,484,538.50	41.96
Refi - Cash Out	59	13,238,633.28	15.65
Refi - Rate/Term	100	28,915,609.05	34.19
Total:	**352**	**$84,567,676.54**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Doc	86	$15,584,651.40	18.43%
Stated	188	48,270,860.38	57.08
Alternate/Reduced	78	20,712,164.76	24.49
Total:	**352**	**$84,567,676.54**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 Year Libor	2	$484,119.89	0.57%
1 Yr T-Bill weekly avg	311	80,532,910.47	95.23
FHLBB Monthly Median COF	39	3,550,646.18	4.20
Total:	**352**	**$84,567,676.54**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Arkansas	1	$186,901.19	0.22%
Georgia	1	328,050.88	0.39
North Carolina	234	64,709,185.02	76.52
South Carolina	52	6,484,506.06	7.67
Tennessee	61	12,327,217.25	14.58
Virginia	3	531,816.14	0.63
Total:	**352**	**$84,567,676.54**	**100.00%**

Margins of Mortgage Loans

Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.000	1	$222,442.59	0.26%
2.000 - 2.499	5	826,258.28	0.98
2.500 - 2.999	300	77,490,469.14	91.63
3.000 - 3.499	45	5,944,404.59	7.03
3.500 - 3.999	1	84,101.94	0.10
Total:	**352**	**$84,567,676.54**	**100.00%**

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates (3 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
APR-2006-JUN-2006	31	$7,538,400.83	8.91%
JUL-2006-SEP-2006	27	6,314,921.41	7.47
OCT-2006-DEC-2006	21	5,709,410.78	6.75
JAN-2007-MAR-2007	38	11,572,859.68	13.68
APR-2007-JUN-2007	34	6,763,379.62	8.00
JUL-2007-SEP-2007	40	8,721,256.62	10.31
OCT-2007-DEC-2007	45	13,251,942.42	15.67
JAN-2008-MAR-2008	45	10,583,798.10	12.52
APR-2008-JUN-2008	14	2,384,499.10	2.82
JUL-2008-SEP-2008	8	1,149,069.24	1.36
OCT-2008-DEC-2008	22	4,817,806.67	5.70
JAN-2009-MAR-2009	27	5,760,332.07	6.81
Total:	**352**	**$84,567,676.54**	**100.00%**

Maximum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
9.000 - 9.499	5	$1,107,091.56	1.31%
9.500 - 9.999	26	7,551,151.39	8.93
10.000 - 10.499	17	4,531,696.01	5.36
10.500 - 10.999	52	9,938,467.47	11.75
11.000 - 11.499	59	13,647,059.97	16.14
11.500 - 11.999	108	29,849,790.05	35.30
12.000 - 12.499	60	13,493,777.08	15.96
12.500 - 12.999	18	2,781,171.83	3.29
13.000 - 13.499	3	286,686.10	0.34
13.500 - 13.999	3	1,257,143.15	1.49
14.000 - 14.499	1	123,641.93	0.15
Total:	**352**	**$84,567,676.54**	**100.00%**

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
<= 0.499	1	$222,442.59	0.26%
2.000 - 2.499	5	826,258.28	0.98
2.500 - 2.999	290	76,102,258.33	89.99
3.000 - 3.499	17	3,866,071.16	4.57
6.500 - 6.999	32	3,024,161.84	3.58
7.000 - 7.499	1	32,269.31	0.04
7.500 - 7.999	3	279,539.47	0.33
8.000 - 8.499	3	214,675.56	0.25
Total:	**352**	**$84,567,676.54**	**100.00%**

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.00	39	$3,550,646.18	4.20%
2.00	298	78,088,757.90	92.34
5.00	15	2,928,272.46	3.46
Total:	**352**	**$84,567,676.54**	**100.00%**

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.00	39	$3,550,646.18	4.20%
2.00	298	78,088,757.90	92.34
5.00	15	2,928,272.46	3.46
Total:	**352**	**$84,567,676.54**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	13	$2,784,171.57	3.29%
526 - 550	7	1,211,824.89	1.43
551 - 575	6	1,484,604.85	1.76
576 - 600	5	883,699.31	1.04
601 - 625	12	1,671,598.76	1.98
626 - 650	16	2,140,867.19	2.53
651 - 675	32	7,460,577.13	8.82
676 - 700	34	7,595,702.59	8.98
701 - 725	38	10,478,025.56	12.39
726 - 750	55	15,296,909.11	18.09
751 - 775	73	17,876,285.66	21.14
776 - 800	55	13,323,015.30	15.75
801 - 825	6	2,360,394.62	2.79
Total:	**352**	**$84,567,676.54**	**100.00%**

Mortgage Loan Statistics of Group IV Mortgage Loans

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of March 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	357	
Aggregate Current Principal Balance:	$121,577,843	
Current Principal Balance:	$340,554	$19,098 - $1,786,464
Original Principal Balance:	$344,871	$22,500 - $1,793,000
1st Lien:	100%	
Gross Coupon:	5.72%	4.62% - 8.75%
Remaining Term (months):	328	135 - 360
Seasoning (months):	9	0 – 48
Adjustable Rate Loan Margin:	2.75%	0.00% - 3.50%
Lifetime Maximum Interest Rate:	10.69%	9.62% - 14.75%
Lifetime Minimum Interest Rate:	2.84%	2.75% - 7.75%
Next Interest Rate Change Date:	2/2012	4/2009 - 3/2013
Amortized LTV*:	84.15%	17.05% - 100.00%
Borrower FICO:	735	485 - 815

* The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan. In the case where no sales price or appraisal was provided, an Automated Valuation Model ("AVM") was used to establish a value. AVM's were not used to provide values for the related properties of any of the Group IV Mortgage Loans.

Group IV Collateral

Original Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	1	$22,500.00	0.02%
25,000.01 - 50,000.00	5	217,800.00	0.18
50,000.01 - 75,000.00	12	786,075.72	0.64
75,000.01 - 100,000.00	8	689,650.00	0.56
100,000.01 - 125,000.00	11	1,247,720.00	1.01
125,000.01 - 175,000.00	30	4,523,948.00	3.67
175,000.01 - 200,000.00	22	4,170,900.00	3.39
200,000.01 - 225,000.00	12	2,601,350.00	2.11
225,000.01 - 250,000.00	19	4,504,400.00	3.66
250,000.01 - 275,000.00	17	4,480,300.00	3.64
275,000.01 - 299,999.99	22	6,293,700.00	5.11
300,000.00 - 322,700.00	28	8,541,300.00	6.94
322,700.01 - 350,000.00	24	8,101,300.00	6.58
350,000.01 - 375,000.00	21	7,595,100.00	6.17
375,000.01 - 400,000.00	25	9,718,150.00	7.89
400,000.01 - 425,000.00	7	2,880,800.00	2.34
425,000.01 - 450,000.00	17	7,486,100.00	6.08
450,000.01 - 475,000.00	7	3,255,700.00	2.64
475,000.01 - 500,000.00	11	5,386,200.00	4.37
500,000.01 - 525,000.00	4	2,068,800.00	1.68
525,000.01 - 550,000.00	4	2,167,000.00	1.76
550,000.01 - 575,000.00	9	5,134,500.00	4.17
575,000.01 -1,000,000.00	36	25,003,600.00	20.31
1,000,000.01 -1,100,000.00	3	3,248,900.00	2.64
1,150,000.01 -1,200,000.00	1	1,200,000.00	0.97
1,400,000.01+	1	1,793,000.00	1.46
Total:	**357**	**$123,118,793.72**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	1	$19,098.87	0.02%
25,000.01 - 50,000.00	6	251,488.34	0.21
50,000.01 - 75,000.00	12	777,160.37	0.64
75,000.01 - 100,000.00	9	773,644.05	0.64
100,000.01 - 125,000.00	10	1,127,083.55	0.93
125,000.01 - 175,000.00	31	4,655,061.06	3.83
175,000.01 - 200,000.00	22	4,151,294.16	3.41
200,000.01 - 225,000.00	12	2,604,937.30	2.14
225,000.01 - 250,000.00	17	3,981,238.75	3.27
250,000.01 - 275,000.00	22	5,792,369.17	4.76
275,000.01 - 299,999.99	33	9,626,338.40	7.92
300,000.00 - 322,700.00	16	4,966,777.00	4.09
322,700.01 - 350,000.00	24	8,118,147.18	6.68
350,000.01 - 375,000.00	20	7,245,974.69	5.96
375,000.01 - 400,000.00	24	9,278,771.40	7.63
400,000.01 - 425,000.00	7	2,877,637.61	2.37
425,000.01 - 450,000.00	16	7,015,631.25	5.77
450,000.01 - 475,000.00	8	3,723,478.98	3.06
475,000.01 - 500,000.00	9	4,386,227.20	3.61
500,000.01 - 525,000.00	4	2,042,077.12	1.68
525,000.01 - 550,000.00	6	3,225,509.17	2.65
550,000.01 - 575,000.00	9	5,088,765.50	4.19
575,000.01 -1,000,000.00	34	23,643,660.04	19.45
1,000,000.01 -1,100,000.00	3	3,227,167.03	2.65
1,150,000.01 -1,200,000.00	1	1,191,841.22	0.98
1,400,000.01+	1	1,786,463.54	1.47
Total:	**357**	**$121,577,842.95**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.500 - 4.999	59	$18,110,865.65	14.90%
5.000 - 5.499	107	45,734,201.60	37.62
5.500 - 5.999	43	15,550,427.22	12.79
6.000 - 6.499	38	14,234,221.87	11.71
6.500 - 6.999	46	16,253,365.80	13.37
7.000 - 7.499	20	5,003,156.29	4.12
7.500 - 7.999	26	3,896,644.29	3.21
8.000 - 8.499	10	1,549,697.44	1.27
8.500 - 8.999	8	1,245,262.79	1.02
Total:	**357**	**$121,577,842.95**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
133 - 168	5	$293,184.84	0.24%
169 - 204	41	13,375,713.67	11.00
205 - 240	7	1,945,929.48	1.60
241 - 276	3	229,196.90	0.19
277 - 312	6	1,491,397.89	1.23
313 - 348	101	27,023,614.52	22.23
349 - 360	194	77,218,805.65	63.51
Total:	**357**	**$121,577,842.95**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	194	$76,114,093.85	62.61%
007 - 012	55	18,379,101.53	15.12
013 - 018	37	12,219,171.02	10.05
019 - 024	21	5,899,114.36	4.85
025 - 030	4	1,501,841.56	1.24
031 - 036	11	2,697,125.90	2.22
037 - 042	14	1,512,043.11	1.24
043 - 048	21	3,255,351.62	2.68
Total:	**357**	**$121,577,842.95**	**100.00%**

Amortized Loan-to-Value Ratios of Mortgage Loans

Amortized LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	1	$494,684.60	0.41%
25.01 - 30.00	2	288,298.42	0.24
30.01 - 35.00	1	334,164.81	0.27
35.01 - 40.00	8	2,227,607.90	1.83
45.01 - 50.00	14	3,405,308.76	2.80
50.01 - 55.00	7	2,516,489.31	2.07
55.01 - 60.00	16	4,645,545.27	3.82
60.01 - 65.00	9	2,936,145.87	2.42
65.01 - 70.00	13	4,485,598.66	3.69
70.01 - 75.00	26	7,834,276.76	6.44
75.01 - 80.00	36	11,577,807.79	9.52
80.01 - 85.00	29	11,027,832.62	9.07
85.01 - 90.00	31	10,980,529.48	9.03
90.01 - 95.00	43	13,690,003.33	11.26
95.01 - 100.00	121	45,133,549.37	37.12
Total:	**357**	**$121,577,842.95**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Investor	4	$479,179.57	0.39%
Primary	326	113,681,732.87	93.51
Second Home	27	7,416,930.51	6.10
Total:	**357**	**$121,577,842.95**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Condo	7	$1,142,207.57	0.94%
PUD Detached	128	47,925,748.55	39.42
SF Detached	222	72,509,886.83	59.64
Total:	**357**	**$121,577,842.95**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Construction to Permanent	5	$3,907,870.28	3.21%
Purchase	131	37,895,864.63	31.17
Refi - Cash Out	66	19,653,708.41	16.17
Refi - Rate/Term	154	59,925,514.88	49.29
Other	1	194,884.75	0.16
Total:	**357**	**$121,577,842.95**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Doc	37	$4,917,290.92	4.04%
Stated	71	23,847,614.45	19.62
Alternate/Reduced	249	92,812,937.58	76.34
Total:	**357**	**$121,577,842.95**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 Yr T-Bill weekly avg	330	$118,869,630.47	97.77%
FHLBB Monthly Median COF	27	2,708,212.48	2.23
Total:	**357**	**$121,577,842.95**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
North Carolina	299	$109,800,390.08	90.31%
South Carolina	34	4,890,350.24	4.02
Tennessee	22	6,544,888.40	5.38
Virginia	2	342,214.23	0.28
Total:	**357**	**$121,577,842.95**	**100.00%**

Margins of Mortgage Loans

Margins	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.000	1	$296,631.49	0.24%
1.500 - 1.999	1	182,274.10	0.15
2.500 - 2.999	328	118,484,189.63	97.46
3.000 - 3.499	26	2,585,569.10	2.13
3.500 - 3.999	1	29,178.63	0.02
Total:	**357**	**$121,577,842.95**	**100.00%**

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates (3 month range)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
APR-2009-JUN-2009	22	$3,652,877.92	3.00%
JUL-2009-SEP-2009	21	4,208,543.96	3.46
OCT-2009-DEC-2009	20	6,177,983.80	5.08
JAN-2010-MAR-2010	14	5,055,880.66	4.16
APR-2010-JUN-2010	5	1,344,953.76	1.11
JUL-2010-SEP-2010	3	723,288.32	0.59
OCT-2010-DEC-2010	2	698,470.81	0.57
JAN-2011-MAR-2011	2	891,555.37	0.73
APR-2011-JUN-2011	6	1,637,356.50	1.35
JUL-2011-SEP-2011	16	4,604,890.72	3.79
OCT-2011-DEC-2011	19	6,448,563.64	5.30
JAN-2012-MAR-2012	22	6,536,715.80	5.38
APR-2012-JUN-2012	18	5,652,552.02	4.65
JUL-2012-SEP-2012	32	15,295,190.14	12.58
OCT-2012-DEC-2012	100	38,593,340.13	31.74
JAN-2013-MAR-2013	55	20,055,679.40	16.50
Total:	**357**	**$121,577,842.95**	**100.00%**

Maximum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
9.500 - 9.999	62	$18,407,843.06	15.14%
10.000 - 10.499	107	45,734,201.60	37.62
10.500 - 10.999	65	17,896,153.28	14.72
11.000 - 11.499	39	14,270,552.25	11.74
11.500 - 11.999	43	14,014,211.68	11.53
12.000 - 12.499	19	4,616,438.31	3.80
12.500 - 12.999	12	4,295,348.54	3.53
13.000 - 13.499	5	1,586,930.89	1.31
13.500 - 13.999	4	667,353.99	0.55
14.500 - 14.999	1	88,809.35	0.07
Total:	**357**	**$121,577,842.95**	**100.00%**

Minimum Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
<= 0.499	1	$296,631.49	0.24%
2.500 - 2.999	328	118,484,189.63	97.46
6.500 - 6.999	25	2,642,320.60	2.17
7.000 - 7.499	2	125,522.60	0.10
7.500 - 7.999	1	29,178.63	0.02
Total:	**357**	**$121,577,842.95**	**100.00%**

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.00	27	$2,708,212.48	2.23%
2.00	152	52,384,953.90	43.09
5.00	178	66,484,676.57	54.68
Total:	**357**	**$121,577,842.95**	**100.00%**

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.00	27	$2,708,212.48	2.23%
2.00	152	52,384,953.90	43.09
5.00	178	66,484,676.57	54.68
Total:	**357**	**$121,577,842.95**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	9	$3,445,311.12	2.83%
< 500	1	29,178.63	0.02
526 - 550	4	597,077.89	0.49
551 - 575	4	680,454.66	0.56
576 - 600	2	815,032.52	0.67
601 - 625	5	1,297,770.14	1.07
626 - 650	11	6,770,902.24	5.57
651 - 675	19	6,286,207.12	5.17
676 - 700	33	10,754,651.10	8.85
701 - 725	51	17,253,535.44	14.19
726 - 750	42	14,247,128.01	11.72
751 - 775	73	25,222,514.69	20.75
776 - 800	100	33,443,369.02	27.51
801 - 825	3	734,710.37	0.60
Total:	**357**	**$121,577,842.95**	**100.00%**